UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

     [ ] Form 10-KSB [ ] Form 20-F [ ] Form11-K [X] Form 10-QSB [ ] FORM N-SAR

For Period Ended: September 30, 1996                     SEC FILE NUMBER 0-13409
                                                          CUSIP NUMBER 29879H109
[ ]  Transition Report  on Form  10-K
[ ]  Transition Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For Period Ended:_____________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

PART I - REGISTRANT INFORMATION

         Full Name of Registrant           Eurotronics Holdings, Incorporated

         Former Name if Applicable          N/A

         Address of Principal Executive Office:
                  1095 East 2100 South
                  Salt Lake City, Utah  84106

PART II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]      (b)      The subject  annual  report,  semiannual  report,  transition report on Form 10-KSB, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

         On June 17, 1996, Eurotronics Holdings Incorporated (the "Company") acquired all outstanding capital stock of InterConnect West, Inc. ("ICW") pursuant to an Agreement for Exchange of Stock entered by and between the Company, ICW, and ICW's shareholders. As a result of this Agreement, ICW is now the Company's wholly-owned subsidiary and therefore ICW's operations must be consolidated on the Company's financial statements. ICW's independent auditor completed the audit on ICW's financial statements for the fiscal year ended December 31, 1995 only within the last week. Much of the information provided in the audited year end financial statements is necessary to prepare the financial statements required in the Form 10-QSB for the quarter ended September 30, 1996. Accordingly, the Company has been unable to file this Form 10-QSB within the prescribed time period.

PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

                  Mark Tolman            President            (801) 487-0888
                    (Name)                (Title)           (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                                            (X ) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              (X) Yes ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Prior to the Company's June 17, 1996 acquisition of ICW, the Company was a development stage corporation with no active operations. The Company had not recorded revenue from operations since the fiscal year ended December 31, 1989. Accordingly, the Company's statement of operations for the third quarter of fiscal 1995 recorded revenue of $2,610 which represented debt settlement income. The Company also recorded $87,557 in general and administrative expenses, resulting in a net loss of $84,947. Since June 17, 1996, the Company has conducted operations through its wholly-owned subsidiary ICW. For the quarter ended September 30, 1996, ICW has recorded total revenue of $57,841, gross profit of $38,039, expenses of $14,541, and net profit of $23,348.


                        Eurotronics Holdings Incorporated
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized


Date:    November 15, 1996          By   /s/ Mark Tolman
         ------------------            -----------------
                                       Name: Mark Tolman
                                       Title:    President